September 12, 2008

VIA EDGAR

Ms. Claire Erlanger
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Re:      Morris Publishing Group, LLC
Commission file #: 333-112246
  10-K for the year ended December 31, 2007
  10-Q for the quarter ended March 31, 2008

Dear Ms. Erlanger:

This letter is in response to your comment letter dated August 19, 2008 regarding our 2007 Form 10-K and our first-quarter 2008 Form 10-Q. The following are our responses to each of your comments.

SEC comments regarding Form 10-K for the year ended December 31, 2007

SEC comment #1:

We note from your disclosure on page 6 that during 2007 you licensed Skirt! for the Richmond, Memphis and Boston markets and in addition to ongoing royalty fees based on a percentage of operating revenue, you will receive a total of $776 thousand in one-time fees. Please tell us, and revise your notes to the financial statements in future filings to disclose, when you received the one-time fees and how you accounted for these one-time fees received.

SEC comment #1 response: The $776 thousand in one-time fees relating to the licensing of Skirt! magazine in various markets are to be received in 2008 through 2017 and are currently being recognized on a straight line basis over the term of each license agreement. In future filings we will add a disclosure in substantially the form as follows to our accounting policy disclosures:

Fee revenues relating to licensing of publications requiring our continuing involvement are recognized on a straight line basis over the term of the license agreement.

SEC comments regarding Form 10-K for the year ended December 31, 2007-continued

SEC comment #2:

We note your disclosure that the estimated value of the reporting unit to which goodwill is allocated is determined using the greater of the net present value of future cash flows and the market multiple approach. In light of the significance of goodwill to your balance sheet as of December 31, 2007 and 2006, please revise the notes to the financial statements in future filings and the Critical Accounting Estimates section in MD&A, to expand your discussion of your accounting policy related to goodwill to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill may not be recoverable. Your response and revised disclosure should include the significant estimates and assumptions used by management in the market value approach or net present value of future cash flows. Similarly, please revise your disclosure to explain the significant estimates and assumptions used by management to determine the fair value of the subscriber list intangible assets.

SEC comment #2 response: In future filings we will revise the notes to the financial statements and the discussion of critical accounting policies and estimates in substantially the form as follows:

We have significant intangible assets recorded on our balance sheet and the inability to sustain profitable operations in our newspapers could result in a material impairment of our intangible assets in the future.

Goodwill is the excess of cost over fair market value of identifiable net assets acquired and is not presently amortized. Our indefinite-lived intangible assets, which consist primarily of newspaper mastheads acquired in business combinations accounted for by the purchase method in accordance with SFAS No. 141, “Business Combinations”, were originally valued at estimated fair value based on the established revenue base. The quality of a newspaper’s revenue base was measured by a number of factors, including, but not limited to, the age of the newspaper and masthead, the average duration of readership, the percentage of market saturation and the advertising dollars per household.

Our acquired finite-lived intangible assets, which consist primarily of subscriber lists acquired in business combinations, were originally valued at estimated fair value based on the income approach utilizing management’s estimates of the present value of applicable future cash flows.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, we are required to test goodwill and our indefinite-lived intangible assets for impairment on an annual basis or when the facts or circumstances at any of our reporting units indicate a possible impairment as a result of a continual decline in performance or as a result of fundamental changes in a market. We perform our annual evaluation on December 31st. Factors considered a possible indicator of impairment which would trigger impairment testing on an interim basis include declines in profitability, cash flows, or revenues of our company or the industry, or declines in values assigned by the market to the industry.

The estimated value of the reporting unit to which goodwill is allocated is determined using the net present value of future cash flows and the market multiple approaches. The carrying value of goodwill may be impaired when the estimated value of the reporting unit is less than its carrying value, which would necessitate further analysis under SFAS No. 142. The use of the net present value method requires us to project cash flows that will result from operations for the next several years, estimate a residual value and determine an appropriate discount rate. Estimation of future cash flows is necessarily subjective and considers expected growth rates in advertising and other revenue of the reporting unit and the industry, possible shifts of advertising revenue to other media, notably the Internet, and the ability of us to capture Internet related revenues. The selection of a discount rate considers the interest rate at which we fund our operations through debt as well as market capitalization rates applied to other industry participants.

We use the market multiple approach through development of a ratio of earnings before interest, income taxes, depreciation and amortization (“EBITDA”), to the enterprise value of similar companies. While this information is readily available, judgment is required in selecting the companies. The ratio is applied to EBITDA of the reporting unit to estimate its fair value.

SEC comments regarding Form 10-K for the year ended December 31, 2007-continued

SEC Comment #3:

Please revise future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the sale of certain newspapers to GateHouse Media during the fourth quarter of fiscal 2007. Refer to the requirement outlined in Item 302(a) (3) of Regulation S-K.

SEC comment #3 response: We do not believe there were any other significant unusual or infrequent items that impacted our quarterly results from continuing operations in 2006 or 2007, except for the effect of the sale of the newspapers to GateHouse Media. This sale has been classified in discontinued operations. In future filings, we will discuss and disclose in more detail the nature of any unusual or infrequent items that impacted our quarterly results of continuing operations for the various periods presented.

SEC comments regarding Form 10-Q for the quarter ended March 31, 2008

SEC Comment #4:

We note your disclosure that during the first quarter of 2008 you repurchased $19.1 million of your $300 million 7% senior subordinated notes for a total purchase price, including accrued interest for $10.9 million and recognized a gain on redemption of $8.4 million. Please explain to us how the gain was calculated and why you were able to repurchase these notes at a price lower than their stated value. Also, please tell us if any of the parties that you repurchased the notes were related parties.

SEC comment #4 response: The bonds were purchased on the open market (through a broker) from non-related parties. We believe the bonds were traded below par value due to the stress existing in credit markets, the slowdown in the general domestic economy, and declines in revenues and profitability experienced by the newspaper industry and our company. The gain was calculated based on the carrying value of the bonds less the purchase price. The table below details how the pre-tax gain was calculated:

Notional Amount*	Weighted Average Price	Repurchase Amount	Gain	Unamortized Bond Fees**	Accrued Interest	Total Price including Interest
$19,116	$0.56	$10,705	$8,411	$335	$170	$10,875

Bond CUSIP: 618270AB8

* The notional amount represents the carrying amount at the date of issuance.
** The unamortized bond fees are included in interest and amortization expense.

SEC comments regarding Form 10-Q for the quarter ended March 31, 2008-continued

SEC Comment #5:

We note from your statements of income for both the three months ended March 31, 2008 and the year ended December 31, 2007 (as reported in your Form 10-K) that advertising revenue has decreased significantly since fiscal year 2006. We believe that this decrease in advertising revenue, as well as other indicators, such as your expected increase in newsprint costs during 2008 (disclosed on page 3 of the Form 10-K), your continued decline in circulation of newspapers, and the continuing uncertainty in the economy, may lead to a potential impairment in the goodwill you have recorded on your balance sheet. We believe these indicators may reflect changes in circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount and as such an impairment analysis of goodwill should be performed. In light of the fact that your scheduled impairment analysis will not be performed until December 31, 2008, please perform a current impairment analysis and provide us details of the assumptions and estimates used in the analysis as well as the results of the analysis. If you do not believe that you need to perform an impairment analysis at this time please explain to us why not. Please note that several other companies in your industry have taken impairments to goodwill and intangibles during fiscal 2008 due to similar indicators.

SEC comment #5 response: We have observed that others within our industry have recently recorded impairment charges in response to declines in revenues as well as lower market capitalization rates. We acknowledge that our revenues and profitability have declined in 2008. However, it should be noted that our last major acquisition was in 1995 and the purchase price and associated goodwill were based on lower cash flows prevailing in that period. This is a factor that we believe differentiates the goodwill we have recorded when compared to that of our competitors’ which have engaged in more recent business combinations.

At June 30, 2008, we performed an impairment test because the facts and circumstances referred to above indicated a possible impairment of intangible assets. The fair value of the reporting unit was estimated using both the net present value of future cash flows method and the market multiple method. The result of the impairment test at June 30, 2008 indicated that the excess of fair value over the carrying value of the reporting unit that existed six months earlier had almost been eliminated, but we concluded that impairment recognition was not required. Furthermore, we note that EBITDA multiples have declined in excess of 10% since June 30, 2008. Since the facts and circumstances that indicate possible impairment of intangibles assets continue to exist, we will perform another impairment analysis during the third quarter of 2008 and we will record an impairment charge if appropriate at that time.

As requested in your letter of August 19, 2008, we acknowledge the following:

·	We are responsible for the adequacy and accuracy of the disclosure in the filings.

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

·	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We hope that our responses have adequately addressed your concerns.  Please let us know if you need additional information or clarification.  In the event you have further comments concerning the matters contained in this letter, if practicable, such comments may be addressed telephonically to the undersigned at (706) 828-4376 or our legal counsel Mark Burgreen at (706) 828-2009.

Very truly yours,

/s/ Steve K. Stone
Steve K. Stone
Sr. Vice President, Chief Financial Officer